Exhibit 12.1

Global Partners LP

Ratio of Earnings to Fixed Charges (a)

	Three Months Ended March 31,	December 31,
	2016	2015	2014	2013	2012	2011
	(Dollars in thousands)
Earnings:
(Loss) income before income taxes and before adjustment for noncontrolling interest	$(8,755)	$41,391	$117,943	$41,872	$48,320	$19,420
Plus fixed charges	23,340	74,800	49,078	44,752	42,973	36,604
Total earnings	$14,585	$116,191	$167,021	$86,624	$91,293	$56,024

Fixed Charges:
Interest expense	$22,980	$73,332	$47,764	$43,537	$42,021	$35,932
Interest portion of rental expense	360	1,468	1,314	1,215	952	672
Total fixed charges	$23,340	$74,800	$49,078	$44,752	$42,973	$36,604
Ratio of earnings to fixed charges (a)	0.62	1.55	3.40	1.94	2.12	1.53

(a)                       We calculated the ratio of earnings to fixed charges by dividing earnings by fixed charges.  Earnings consist of income from continuing operations before income taxes and before adjustment for noncontrolling interest, plus fixed charges.  Fixed charges consist of (i) interest expense, including accretion of senior notes discount and amortization of deferred financing fees and (ii) the portion of rental expense we estimate to be representative of the interest factor in rent expense.